

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682

Re: Dell Inc.
      Amendments No. 3 and 4 to Schedule 13E-3
      Filed May 10, 2013 and May 13, 2013 by Dell Inc., Denali Holding Inc., Silver
      Lake Partners III, L.P., Mr. Michael S. Dell, MSDC Management, L.P., et al.
      File No. 005-42053

      Amendments to Preliminary Proxy Statement on Schedule 14A
      File No. 000-17017
      Filed May 10, 2013 and May 13, 2013

Dear Mr. Tu:

        We have reviewed the amended filings and have the following comments. As appropriate,
please file a revised Schedule 13E-3 and accompanying proxy statement to address these
comments. Unless otherwise noted, references to prior comments refer to our letter dated May 7,
2013.

Schedule 13E-3

Exhibits

1.   We note that the revised disclosure in response to prior comment 1 only states that the
       financial advisors have consented to the inclusion of the presentations to the Special
       Committee and the Board as exhibits to the Schedule 13E-3 but does not address the
       statements that suggest that shareholders may not rely on the opinion. Please provide the
       qualifying disclosures requested by the Division of Corporation Finance which are
       accessible via the following link:
       http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm. Alternatively,
       revise the exhibits to delete the objectionable statements.

General

2.   We noticed the Form 8-K filed today, May 16, 2013. Advise us whether or not the fairness determination reached by Dell in response to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation 14A, as well as the related factors in support of such determination, will be revised take into account the reported financial results. To the extent the reported financial results will not be information considered by Dell in connection with its stated position regarding the fairness of the proposed transaction, please revise the disclosure to make expressly clear that such information has been excluded from the fairness determination and supporting analysis.

3.   Please treat comment number two in this comment letter as if it also applies to all filing persons on the Schedule 13E-3 other than Dell, Inc., and provide us with a response.

        You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3266 with any questions.

                                    Sincerely,

                                    /s/ Nicholas P. Panos

                                    Nicholas P. Panos
                                    Senior Special Counsel
                                    Office of Merger & Acquisitions

cc: Via Email
        Jeffrey J. Rosen, Esq.
        William D. Regner, Esq.
        Michael A. Diz, Esq.
        Debevoise & Plimpton LLP